Exhibit 99.1

PRESS RELEASE

Norway: TotalEnergies divests its non-operated interest in West
Ekofisk, Albuskjell and Tommeliten Gamma fields

Paris, October 1, 2025 – TotalEnergies EP Norge has signed an agreement for the divestment of its non-operated interest (39.89%) in the West Ekofisk and Albuskjell fields to Vår Energi and has also concluded an agreement with Orlen Upstream Norway for the divestment of its non-operated interest (20.23%) in the Tommeliten Gamma field.

These three mature fields, located in the Greater Ekofisk Area (Albuskjell and West Ekofisk in PL018 license and Tommeliten Gamma in PL044 license), ceased production in 1998 and are to be redeveloped as part of the so-called “Previously Produced Fields project” (PPF).

Completion of the transactions is subject to the Final Investment Decision of the PPF project, expected to be taken in the fourth quarter of 2025, and customary regulatory approvals.

“TotalEnergies continues to actively high-grade its Upstream portfolio by seizing value-accretive divestment opportunities. We remain fully committed to Norway, where the Company holds interests in many licenses, including the producing fields in the Greater Ekofisk Area” said Jean-Luc Guiziou, Senior Vice President Europe for Exploration & Production at TotalEnergies.

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About Greater Ekofisk Area

The Greater Ekofisk Area comprises the producing fields Ekofisk, Eldfisk and Embla in PL018, the Tor field (PL006) and the Tommeliten Alpha field (PL044). Ekofisk was discovered in 1969 and the production started already in 1971. Water injection started in 1987, Ekofisk II commenced in 1998 and a new plan for development and operation was approved for the Eldfisk II Redevelopment Project in 2011. The Ekofisk reservoirs consists of fractured chalk containing mainly oil, similar to surrounding fields in the Greater Ekofisk Area. In 2022, the license period was extended from 2028 to 2048.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to providing as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

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